

07002686



COMMISSION
549
RECEIVED
FEB 28 2007
PROCESSING
SECTION
WASH. D.C.
213

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 17631

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Colonial Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 Elizabeth Street, Suite 502
(No. and Street)

New York — New York — 10013
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Wong, Vice President — (212) 587-3970
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wei, Wei & Co., LLP
(Name – *if individual, state last, first, middle name*)

133-10 39th Ave. — Flishing — New York — 11354
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

COLONIAL SECURITIES, INC.


SEC MAIL
PROCESSING
RECEIVED
FEB 28 2007
WASH. D.C.
213
SECTION

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

CONTENTS PAGE



CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445 6308
FAX. (718) 445 6309

• LONG ISLAND
183 SOUTH BROADWAY
SUITE 302
HICKSVILLE, NY 11801
TEL. (516) 931 5399
FAX. (718) 445 6309

• WASHINGTON, DC
606 SEVENTH ST., S.W.
WASHINGTON, DC 20024
TEL. (202) 479 0744
FAX. (202) 479 4218

INDEPENDENT AUDITORS' REPORT

Board of Directors and
Stockholders of
Colonial Securities, Inc.

We have audited the accompanying statement of financial condition of Colonial Securities, Inc. (the "Company") as of December 31, 2006, and the related statements of operations, cash flows and changes in stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Colonial Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule g listed in the accompanying table of contents is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Wei Wei & Co. LLP

February 23, 2007

COLONIAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$	79,455
Receivable from clearing organization		166,614
Loans to stockholders *(Note 4)*		70,064
Property and equipment, net of accumulated depreciation and amortization of $30,238 *(Notes 2 and 3)*		33,182
Deferred income taxes *(Notes 2 and 6)*		68,990
Other assets		25,126
TOTAL ASSETS	$	443,431

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	55,076
Total current liabilities		55,076
COMMITMENTS AND CONTINGENCIES *(Notes 6 and 8)*		-
STOCKHOLDERS' EQUITY:		
Common stock, no par value,		
Class A, voting; authorized 500 shares; issued and outstanding 252 shares		58,500
Class B, non-voting; authorized 500 shares; issued and outstanding 120 shares		26,460
Additional paid-in capital		98,000
Retained earnings		205,395
Total stockholders' equity		388,355
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	443,431

See accompanying notes to financial statements.

COLONIAL SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:		
Commissions	$	846,502
Trading income, net		8,725
Dividends and interest		104,741
Other income		91,543
TOTAL REVENUES		1,051,511
EXPENSES:		
Salary and related expenses		418,622
Commissions		107,767
Clearing charges		174,082
Occupancy costs		80,477
Communications		16,689
Statistical		21,482
Promotional		8,562
Computer services		29,780
Insurance		43,281
Office expenses		28,050
Professional fees		14,050
Travel and entertainment		35,110
Automobile		10,765
Interest		49
Depreciation and amortization		13,710
Other operating expenses		11,262
TOTAL EXPENSES		1,013,738
Income before income taxes		37,773
Benefit from income taxes *(Notes 2 and 5)*		(11,428)
NET INCOME	$	49,201

See accompanying notes to financial statements.

COLONIAL SECURITIES, INC.

STATEMENT OF CHANGES IN FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	49,201
Adjustment to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization		13,710
Deferred income taxes		(17,390)
Increase in receivable from clearing organization		(9,033)
Increase in other assets		(656)
Increase in accounts payable and accrued expenses		19,738
Net cash provided by operating activities		55,570
CASH FLOWS FROM INVESTING ACTIVITY:		
Purchase of property and equipment		(1,842)
Net cash (used in) investing activity		(1,842)
NET CHANGE IN CASH		53,728
CASH AT THE BEGINNING OF YEAR		25,727
CASH AT THE END OF YEAR	$	79,455

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid for interest	$	49
Cash paid for income taxes	$	1,202

See accompanying notes to financial statements.

COLONIAL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock Class A	Common Stock Class B	Additional Paid-in Capital	Retained Earnings
Balance, December 31, 2005	$ 58,500	$ 26,460	$ 98,000	$ 156,194
Net income	-	-	-	49,201
Balance, December 31, 2006	$ 58,500	$ 26,460	$ 98,000	$ 205,395

See accompanying notes to financial statements.

1. ORGANIZATION

Colonial Securities, Inc. (the "Company") was incorporated in the State of New Jersey on December 11, 1972. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities transactions

The Company records securities transactions and recognizes related revenues on a trade date basis. Investment banking fees and expenses are recorded on an accrual basis.

Property, equipment and depreciation

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the term of the related lease or the estimated useful lives of the assets. Depreciation is computed on the straight-line method for both financial reporting and income tax purposes.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense charged to operations was $8,562 for the year ended December 31, 2006.

Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates in preparation of financial statements

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. The Company's assets and liabilities are largely carried at fair value or contracted amounts which approximate fair value. Assets consist of cash and receivables. Liabilities consist of accounts payable and accrued expenses.

3. PROPERTY AND EQUIPMENT

The useful lives of property and equipment for purposes of computing depreciation are:

Furniture and fixtures	7 years
Office equipment	7 years
Leasehold improvements	Length of lease 5 years

Depreciation and amortization expense, relating to property and equipment, charged to operations for the year ended December 31, 2006 was $13,710.

4. LOANS TO STOCKHOLDERS

Loans to stockholders, representing advances to stockholders, are non-interest bearing and due on demand.

5. LEASES

The Company leases its offices under non-cancelable operating leases expiring in various years through 2010. Future minimum rental payments under the leases are approximated as follows:

Year Ending December 31,		Amount
2007		73,000
2008		76,000
2009		78,000
2010		20,000
	$	247,000

The leases require the Company to pay, as additional rent, cost of living and real estate escalation adjustments. Rent expense charged to operations for the year ended December 31, 2006 was $80,477.

6. INCOME TAXES

The provision (benefit) for income taxes for the year ended December 31, 2006 consists of the following:

State and City income taxes		11,862
Deferred income taxes		(23,290)
	$	(11,428)

Deferred income tax asset, at December 31, 2006 in the amount of $68,990, was recognized for operating losses that are available to offset future taxable income.

The Company has available at December 31, 2006, unused operating loss carry-forward of approximately $230,000, expiring in various years through 2020.

7. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchanges Act of 1934. The Company computes its net capital using the aggregate indebtedness standard method, which requires the maintenance of minimum net capital of $100,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had a net capital of $186,378, which was $86,378 in excess of its required capital.

8. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company introduces all customer transactions in securities traded on U.S. securities markets to another New York Stock Exchange member firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing broker's guidelines and industry standards. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

COLONIAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITY EXCHANGE ACT OF 1934
DECEMBER 31, 2006

NET CAPITAL:		
Total stockholders' equity	$	388,355
Total capital		388,355
Deductions and/or charges:		
Non-allowable assets		
Receivable from clearing organization, unsecured bad debt reserve		1,868
Loans to stockholders		70,064
Property and equipment, net		33,182
Deferred income taxes		68,990
Other assets		17,852
		191,956
Net capital before haircuts on securities positions		196,399
Haircuts on securities:		
Corporate securities		696
Money market funds		2,509
NET CAPITAL	$	193,194
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	100,000
Excess net capital	$	93,194
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)	$	187,687
COMPUTATION OF AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	55,076
TOTAL AGGREGATE INDEBTEDNESS	$	55,076
Percentage of aggregate indebtedness to net capital		28.51%

COLONIAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITY EXCHANGE ACT OF 1934 (continued) DECEMBER 31, 2006

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2006)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	186,038
Understatement in non-allowable assets, deferred income taxes		(23,290)
Net audit adjustments		30,446
NET CAPITAL PER ABOVE		$193,194

The Company is exempt from the provisions of 15c3-3 under Securities Exchange Act of 1934 as set forth in the conditions for exemption in paragraph (k)(2)(ii).


WEI WEI & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445 6308
FAX. (718) 445 6309

• LONG ISLAND
183 SOUTH BROADWAY
SUITE 302
HICKSVILLE, NY 11801
TEL. (516) 931 5399
FAX. (718) 445 6309

• WASHINGTON, DC
606 SEVENTH ST., S.W.
WASHINGTON, DC 20024
TEL. (202) 479 0744
FAX. (202) 479 4218

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors and
Stockholders of
Colonial Securities, Inc.

In planning and performing our audit of the financial statements of Colonial Securities Inc. (the "Company") for the year ended December 31, 2006, on which we issued our report dated February 23, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) under the Security Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. The Company was in compliance with the conditions of the exemption and no facts came to our attention to indicate that such conditions had not been complied with during the period. We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which

WEI WEI&CO., LLP

the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purposes.

Wei Wei & Co. LLP

February 23, 2007

END